EXHIBIT 16.1
                                                                    ------------


May 14, 2004



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Spire Corporation and, under the date of March 20, 2003, we reported on the consolidated financial statements of Spire Corporation as of and for the years ended December 31, 2002 and 2001. On December 31, 2003, our appointment as principal accountants was terminated. We have read Spire Corporation's statements included under Item 4 of its Form 8-K/A filed on May 14, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the statements of the Company on the following matters:

     1. The Company's statement concerning the engagement of Vitale, Caturano & Company, P.C. as its new principal independent accountant and approval of that action by the Company's Audit Committee;

     2. The Company's comment in paragraph 5 (i) under Item 4 that the reportable condition did not exist subsequent to fiscal year 2002, insofar as this comment relates to any period subsequent to the quarters ending March 31 and June 30, 2003 for which we completed limited reviews pursuant to Statement on Auditing Standards No. 100;

     3. The Company's comments in paragraph 6 under Item 4 with respect to any of the actions being taken, or taken, by the Company in response to the reportable events discussed in paragraph 5 of Item 4.

Very truly yours,

/s/ KPMG LLP